Flamel Technologies Announces Micropump® License Agreement; $3 million upfront payment

- Also Announces Receipt of Paragraph IV Letter -

Lyon, France – April 28, 2011 - Flamel Technologies (NASDAQ: FLML) announced today that it has entered into a license agreement with a leading specialty pharmaceutical company for development and commercialization of two molecules for pain indications. Pursuant to the agreement, Flamel will receive an upfront license fee of $3 million, as well as development-based milestones, and mid-single digit royalties upon eventual product sales.

Stephen Willard, Flamel’s CEO, commented: "I am very pleased with this agreement, which is further confirmation of the strength, and competitive advantage, of our Micropump® technology.  We continue to pursue partnering opportunities on multiple fronts to monetize our industry-leading technology platform."

Flamel also announced today that it has received a Paragraph IV certification letter from Lupin Pharmaceuticals with respect to Coreg CR® and the Flamel patent listed in the Orange Book regarding the use of the Micropump platform for Coreg CR that it has licensed to Glaxo SmithKline (GSK).  Flamel and GSK are in discussions regarding the appropriate response to the letter.

Contact:

Charles Marlio, Director of Strategic Planning and Investor Relations
Tel:           + (33) 4-7278-3434
Fax:           + (33) 4-7278-3435
Marlio@flamel.com

Cautionary Note Regarding Forward Looking Statements

This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The document reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.  These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet regulatory requirements or be commercialized, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel's reliance on outside parties and key strategic alliances. We undertake no obligation to update these forward-looking statements as a result of new information, future events or otherwise. You should not place undue reliance on these forward-looking statements. For further information on the Company, please review Flamel's Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2009.